FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period 2 April 2007 to 30 April 2007
CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)
25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – various, 2 April 2007

99.2	Voting Rights and Capital – 2 April 2007

99.3	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons Director Announcement – various, 5 April 2007

99.4	Notification of Posting of Annual Report and Accounts to Shareowners – 5 April 2007

99.5	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – R Braddock and R Viault, 10 April 2007

99.6	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – R J Stack, 12 April 2007

99.7	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – H Blanks, 19 April 2007

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

/s/ John Mills

(Registrant)

Signed:	John Mills
Director of Group Secretariat

Dated:	02 May 2007

Exhibit 99.1
Cadbury Schweppes plc (the “Company”)
Announcement of transactions in ordinary shares of 12.5p each
Disposal of Shares by a Connected Person
The Company was notified on 30 March 2007 that on 26 March 2007, the spouse of Hester Blanks disposed of 3,912 ordinary shares in the capital of the Company at a price of £6.51 per share.
Acquisition of Shares by a Director and Persons Discharging Managerial Responsibility
The Company was notified on 2 April 2007 that on 2 April 2007, Hester Blanks acquired 21 ordinary shares in the capital of the Company for £6.52 per share through participation in the Company’s all-employee share incentive plan, pursuant to a contract dated outside the close period in respect of share dealing.
The Company was notified on 2 April 2007 that on 2 April 2007, Steve Driver acquired 22 ordinary shares in the capital of the Company for £6.52 per share through participation in the Company’s all-employee share incentive plan, pursuant to a contract dated outside the close period in respect of share dealing.
The Company was notified on 2 April 2007 that on 2 April 2007 Ken Hanna acquired 22 ordinary shares in the capital of the Company at £6.52 per share through participation in the Company’s all-employee share incentive plan, pursuant to a contract dated outside the close period in respect of share dealing.
Following this acquisition, he now has an interest in 623,396 shares (which includes two restricted share awards). He also has a conditional interest in a further 537,388 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.
These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.
All transactions were carried out in London.
Contact:
John Mills
Director of Group Secretariat
Tel: 020 7830 5176
2 April 2007

Exhibit 99.2
CADBURY SCHWEPPES PLC
Voting Rights and Capital
In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:
Cadbury Schweppes plc’s capital consists of 2,100,973,746 ordinary shares with voting rights. Cadbury Schweppes plc holds no ordinary shares in Treasury.
Therefore, the total number of voting rights in Cadbury Schweppes plc is 2,100,973,746.
The above figure (2,100,973,746) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Cadbury Schweppes plc under the FSA’s Disclosure and Transparency Rules.
J M Mills
Director of Group Secretariat
2 April 2007

Exhibit 99.3
Cadbury Schweppes plc (the “Company”)
Announcement of transactions in ordinary shares of 12.5p each
The Company was notified on 4 April 2007 that, on 4 April 2007, the following Non-executive directors of the Company acquired ordinary shares in the capital of the Company at a price of £6.70 per share, having elected to surrender part of their quarterly directors’ fees for this purpose:

Sanjiv Ahuja	1,543 shares
Wolfgang Berndt	1,220 shares
Roger Carr	1,942 shares
The Lord Patten of Barnes	1,017 shares
David Thompson	1,294 shares
Rosemary Thorne	1,017 shares
Following these transactions, the Non-executive directors of the Company have total interests in ordinary shares in the capital of the Company as shown below:

Sanjiv Ahuja	5,236 shares
Wolfgang Berndt	84,159 shares
Roger Carr	51,697 shares
The Lord Patten of Barnes	7,715 shares
David Thompson	48,495 shares
Rosemary Thorne	11,302 shares
These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.
All transactions were carried out in London.
Contact:
John Mills
Director of Group Secretariat
Tel: 020 7830 5176
5 April 2007

Exhibit 99.4
5 April 2007
CADBURY SCHWEPPES – ANNUAL REPORT AND ACCOUNTS POSTED TO SHAREOWNERS
Cadbury Schweppes announces that it has today posted to shareowners its Summary Financial Statement and Annual Report & Accounts for 2006, together with the Notice of the 2007 Annual General Meeting and an additional Chairman’s letter regarding the announcement on the separation of confectionery and Americas Beverages we made on 15 March 2007. The Annual General Meeting will be held on 24 May 2007.
These documents are also available in PDF and HTML format on Cadbury Schweppes’ website, www.cadburyschweppes.com.
Two copies of each of these documents have been submitted to the UK Listing Authority and are available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London. E14 5HS (Tel: 020 7066 1000).

Ends
For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries	+44 207 830 5011
Andraea Dawson-Shepherd
Katie Bolton
Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.
Notes
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. On 15 March 2007, Cadbury Schweppes announced that it intends to separate its confectionery and Americas Beverages businesses. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs over 70,000 people.

Exhibit 99.5
Cadbury Schweppes plc (the “Company”)
Announcement of transactions in American Depository Receipts (“ADRs”)
The Company was notified on 10 April 2007 that, on 5 April 2007, the following Non-executive directors of the Company acquired ADRs (each representing four ordinary shares in the capital of the Company) at a price of $52.10 per ADR, having elected to surrender part of their quarterly directors’ fees for this purpose:

Richard Braddock	371 ADRs
Raymond Viault	335 ADRs
Following these transactions, the Non-executive directors of the Company have total interests in ADRs in the capital of the Company as shown below:

Richard Braddock	14,600 ADRs (representing 58,400 ordinary shares)
Raymond Viault	3,167 ADRs (representing 12,668 ordinary shares)
These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.
All transactions were carried out in New York.
Contact:
John Mills
Director of Group Secretariat
Tel: 020 7830 5176
10 April 2007

Exhibit 99.6
12 April 2007
Cadbury Schweppes – Director Shareholding
Cadbury Schweppes has been notified today that on 11 April 2007 Robert Stack disposed of 100,000 Cadbury Schweppes ordinary shares in the London market at a price of £6.66 per share following the exercise of executive share options. These shares were acquired at a price of £3.515 per share and sold for tax planning purposes.
Following this sale, he now has an interest in 954,441 shares. He also has a conditional interest in a further 548,083 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.
Robert Stack’s shareholding exceeds the expectation of the Cadbury Schweppes’ Board that Executive Directors hold shares of a value of at least four times base salary.

Ends
For further information:
Cadbury Schweppes plc	+ 44 20 7409 1313
http://www.cadburyschweppes.com

Capital Market Enquiries	+44 20 7830 5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Andraea Dawson-Shepherd
Katie Bolton

The Maitland Consultancy	+ 44 20 7379 5151
Angus Maitland
Philip Gawith
Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise.
Notes to editors:
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. On 15 March 2007, Cadbury Schweppes announced that it intends to separate its confectionery and Americas Beverages businesses. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs over 70,000 people.

Exhibit 99.7
Cadbury Schweppes plc (the “Company”)
Announcement of transactions in ordinary shares of 12.5p each
Disposal of Shares by Person Discharging Managerial Responsibility
The Company was notified on 18 April 2007 that on 18 April 2007, Hester Blanks acquired 45,000 ordinary shares in the capital of the Company under the Company’s Executive Share Option Scheme, at a price of £3.515. All the shares were disposed of on the same day for a price of £6.815. This transaction took place on the London Market.
This announcement is made following notification under Disclosure Rule 3.1.2.
Contact:
John Mills
Director of Group Secretariat
Tel: 020 7830 5176
19 April 2007